Mail Stop 4561

May 11, 2007

Jonathan V. Diamond
1601 Cloverfield Boulevard, Suite 400 South
Santa Monica, CA 90404-4082

> **Re: ARTISTdirect, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Forms 10-QSB for Quarters Ended March 31, 2006, June 30, 2006, and**
> **September 30, 2006**
> **File No. 000-30063**

Dear Mr. Diamond:

We have reviewed your response letter dated April 4, 2007, and have the following additional comments.

Form 10-KSB/A

Financial Statements and Notes

Note 2 - Significant Accounting Policies, page 68

Derivative Instrument, page 68

1.   We have read your response to comments one through three and your amended financial statements. Refer to the first paragraph on page 69. We note that there is no limit or cap on the number of shares that could be issued under the sub-debt and warrants. As a result, it was concluded that the company would not have enough sufficient authorized and unissued shares to issue the number of shares potentially issuable under the sub-debt and warrants. Given that there is no limit or cap on the issuance of such shares, please tell us what consideration was given as to whether it is probable that the company would have sufficient authorized shares to satisfy other obligations including other outstanding warrants, employee and non-employee options, or other transactions involving the issuance of the company's shares.

2.   We also note that the independent consultant valued all the significant features of the debt; however, a determination was made by the company that the remaining attributes offset and were immaterial. Please explain to us the nature of these

significant features of the debt and how such features were offset and deemed to be immaterial.

3.   We also note the disclosure of the assumptions that were used in determining the original valuation of the derivative and warrant liability. Please provide as well as disclose the assumptions that were used in determining the fair value at year end as well as for the quarters ending September 30, 2005, March 31, 2006, June 30, 2006, and September 30, 2006.

4.   It also appears that the volatility assumption of 55% that was used in determining the value of the embedded derivative and warrants may be low based upon the volatility assumption of 170% that was used in determining the fair value of stock options granted for 2005 under SFAS 123R. Please tell us how you determined the volatility and the related assumptions used in determining the embedded derivative and warrants for each period that will be presented.

Note 22 – Subsequent Events, page 103

5.   Reference is made to the third paragraph. We note that the exercise price of the warrants was reduced as an inducement to amend certain provisions of the registration rights agreements and waive certain financial covenants of the financing agreements. Explain to us how you accounted for this transaction and how you considered SFAS 84. Also consider disclosing in summary the changes made to the agreements.

6.   Refer to the first paragraph on page 104. We note that while the registration statement remains not effective the holders of the debt are entitled to a cash penalty. We also note that the first cash penalty payment was due on January 30, 2007; however, the company has not made any penalty payments. Tell us what consideration was given to disclosing the actual cash penalties incurred and how it was recognized in the company's financial statements.

7.   We also note from the company's Form 10K for the year ended December 31, 2006 that FSP EITF 00-19-2 was early adopted on December 31, 2006. Please tell us of how you met the disclosure requirements within paragraph 12 of FSP EITF 00-19.

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        As appropriate, please respond to these comments within 10 business days from the date of the letter or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief